January 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  John Cash, Accounting Branch Chief

Re:

Autris

Item 4.02 Form 8-K

Filed November 21, 2014

File No. 0-54000

Ladies and Gentlemen:

This letter sets forth the responses of Autris ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 1, 2014 and in a follow-up telephone conversation between Autris’ legal counsel and Mr. Cash.

On November 21, 2014, the Company disclosed on a current report on Form 8-K that it had filed a quarterly report on Form 10-Q for the quarter ended September 30, 2014 (“Quarterly Report”) without review of its contained interim financial statements by an independent public accountants as required by the Securities Exchange Act of 1934. Due to this issue, at that time the Company’s board of directors, acting in lieu of an audit committee which the Company does not have, concluded that the Company’s financial statements included in the Quarterly Report should not be relied upon.

The Company has now had such financial statements in the Quarterly Report reviewed by its independent public accountant.  The review concluded that a few immaterial modifications were to be made to such financial statements, but that no restatement was necessary. The Company amended such Quarterly Report on Form 10-Q/A as filed on January 15, 2015 to make such minor changes.

Therefore, the Company’s board of directors has concluded that the Company’s financial statements included in its Quarterly Report, as amended on January 15, 2015 on Form 10-Q/A may be relied upon.

The Company filed an amendment to its current report on January 15, 2015 with this updated information.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Anand Derek Naidoo

Chief Executive Office

Autris